Mail Stop 4561

November 27, 2007

Mr. Lawrence D. McGovern
Chief Financial Officer
Heritage Commerce Corp.
150 Almaden Boulevard
San Jose, CA 95113

      RE: **Heritage Commerce Corp.**
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed March 16, 2007
              File No. 0-23877

Dear Mr. McGovern:

We have reviewed your response letter dated November 14, 2007 and have considered the supplemental information provided by the company. We have the following additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Statement of Cash Flows, page 57

1.   We have reviewed your responses to prior comments one and two from our letter dated October 4, 2007. We do not believe the qualitative information presented overcomes the quantitative significance of the errors to your Consolidated Statements of Cash Flows, and therefore precludes the Company from following GAAP. Please amend your December 31, 2006 Form 10-K and subsequent Form 10-Qs for each period presented. In your amendments, disclose the information required by paragraph 26 of SFAS 154, mark the applicable financial statements as restated and provide an explanatory paragraph at the beginning of your filings describing the reason for amendment. Also, tell us if you will be filing an Item 4.02 8-K.

2.   We have reviewed your response to prior comment three from our letter dated October 4, 2007. Please correct the balance sheet error described in the response in your amended filings.

Form 10-Q for the Fiscal Quarter Ended September 30, 2007

Note 10- Reclassifications, page 12

3.   Consistent with our position described in comment one above, we do not believe it is appropriate to characterize the corrections to your Consolidated Statements of Cash Flows as "reclassifications" when there is specific GAAP guidance describing the appropriate cash flow statement classification. In your amended filing, please specifically state that the reclassifications are corrections of errors that have been made in order to comply with GAAP.

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Please respond to these comments within ten business days or tell us when you will respond. You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3474 if you have questions.

Sincerely,

Sharon Blume
Reviewing Accountant